UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2004

(Mark One)

☒              ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐              TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number:     001-01011

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED
COMPANIES

B.                         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS CORPORATION

ONE CVS DRIVE

WOONSOCKET, RI 02895

REQUIRED INFORMATION

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CORPORATION AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Corporation and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts
June 17, 2005

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments (note 7):
Guaranteed insurance contracts (note 2(b))	$301,674,746	$241,321,011
Equities	1,008,490,141	809,501,726
Investments in pooled funds	662,723,013	539,632,551
Short-term investments	9,252,669	595,616
Loans to participants (note 3)	48,213,063	39,865,574
	2,030,353,632	1,630,916,478
Receivables:
Interest (note 2(g))	1,701,640	573,465
Dividends (note 2(g))	3,252,255	2,616,372
Employer contributions (note 1(d))	10,356,014	7,908,968
Employee contributions (note 1(d))	11,975,371	8,531,981
	27,285,280	19,630,786

Total assets	2,057,638,912	1,650,547,264

Liabilities:
Notes payable (note 1(c))	140,900,000	163,200,000
Accrued expenses and other liabilities	5,951,421	3,156,134

Total liabilities	146,851,421	166,356,134

Net assets available for plan benefits	$1,910,787,491	$1,484,191,130

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Investment activity:
Interest income (note 2(g))	$11,930,096	$11,285,652
Dividend income (note 2(g))	56,762,642	34,667,312
Realized gains/(losses) (note 4)	51,422,575	(25,749,891)
Unrealized gains (note 4)	163,162,342	338,682,151
Total investment activity	283,277,655	358,885,224

Contributions:
Employer contributions (note 1(d))	60,916,664	73,522,709
Employee contributions (note 1(d))	294,180,202	111,382,539
Total contributions	355,096,866	184,905,248

Deductions:
Benefits paid to participants (notes 1(g) and 2(c))	171,696,566	69,938,007
Net loans issued/(repaid) (note 3)	8,135,727	(338,431)
Interest expense (note 1(c))	13,904,640	16,562,881
Administrative expenses (note 1(h))	4,834,012	4,096,893
Other deductions	13,207,215	2,083,808

Total deductions	211,778,160	92,343,158

Net increase for the year	426,596,361	451,447,314

Net assets beginning of the year	1,484,191,130	1,032,743,816

Net assets end of the year	$1,910,787,491	$1,484,191,130

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                      Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Plan Committee”) of not less than three persons appointed by the Board of Directors of CVS Corporation (“CVS” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Plan Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator.

Effective April 9, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 9, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. See note 2(a) for further breakdown between ESOP and 401(k) assets.

The ESOP and the 401(k) Plan were established as of January 1, 1989.

(b)                      Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•                The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee; or

•                Completion of 12 months of service beginning on the employee’s enrollment date with at least 1,000 hours worked; or

•                Completion of at least 1,000 hours of service in the course of one calendar year.

“Employees” referred to above are defined as regular employees of the Company other than:

•                 A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•                 An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•                 A leased employee (as defined in the Internal Revenue Code);

•                      A temporary employee (as determined by the Company); or

•                      An independent contractor or consultant (as defined by the Company).

(c)                       Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term. The loan to the ESOP is guaranteed by CVS. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock is convertible into shares of CVS Common Stock at the election of the Plan’s Trustee. The conversion rate is 2.314 shares of CVS Common Stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and retired amounted to 554,016 and 84,899 shares in 2004 and 2003, respectively. The annual dividend on the ESOP Preference Stock is $3.90 per share.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate is 8.52%.

As of December 31, 2004, annual maturities of notes payable are as follows:

Amount
Year ending December 31:
2005	$26,900,000
2006	31,900,000
2007	37,600,000
2008	44,500,000
$140,900,000

As the Plan makes principal payments, a specified percentage of ESOP Preference Stock is allocated to participants’ accounts. If the amount of a scheduled debt payment due by the Plan on its notes payable outstanding is in excess of the cash available to the Plan from dividends, CVS contributes to the Plan the amount of the difference. The borrowing is collateralized by the unallocated shares of ESOP Preference Stock. The lenders have no rights against the shares once they are allocated to participants’ accounts.

(d)                      Contributions

Participants may elect to have CVS contribute to their accounts from 1% to 15% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 15% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $13,000 for 2004 and $12,000 for 2003.

CVS matches 100% up to 5% of pre-tax compensation contributed, 50% to the employees’ 401(k) Plan account monthly and 50% to the employees’ ESOP account at year-end if the employee is actively employed at that time.  The ESOP portion of the match may be diversified into other 401(k) investment elections any time after it has been made.  Upon the merger of the two plans, this matching contribution agreement was not changed.

(e)                       Participant’s Account

Each participant’s account is credited with an allocable share of the Plan’s investments, ESOP Preference Stock, and any unrealized appreciation or depreciation of those investments. The total amount of new shares to be allocated each year is calculated by multiplying the ratio of each year’s debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

Cash dividend payments on ESOP Preference Stock are used to make debt service payments and are not allocated to participant’s accounts. Shares of ESOP Preference Stock are allocated to a participant based upon the cash dividend amount for shares allocated to the participant’s account, divided by the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Common Stock at the time of allocation. Shortfalls in the number of shares allocated to participants and new shares to be allocated based on debt retirements are alleviated by the use of forfeited shares as described in 1(i) below. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account (see 1(g) below).

(f)                         Vesting

Participants become fully vested in Company contributions made to their accounts prior to January 1, 2002, upon the completion of five years of credited service. For Company contributions made after January 1, 2002, participants will vest after three years.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

(g)                      Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years, with interest payable at a reasonable rate as determined by the Plan Committee. The beneficiary may elect to receive their ESOP payment in shares of CVS Common Stock or in cash at $53.45 per ESOP Preference Stock or the fair market value of a share of CVS Common Stock at the time of the distribution times a factor of 2.314, whichever is greater.

(h)                      Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures, were funded by the Plan for 2004 and 2003. Trustees fees were paid by the Plan for 2004 and 2003.

(i)                         Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS shall contribute the balance required for that purpose.

Approximately 15,275 and 21,456 shares of ESOP Preference Stock previously allocated to participant accounts were forfeited during 2004 and 2003, respectively, and have been applied as of December 31, 2004 and 2003. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2004 and 2003 were approximately 3,750 and 6,407 shares of ESOP Preference Stock, respectively.

Cash forfeitures for 2004 and 2003 were $1,127,744 and $976,221, respectively. Cash forfeitures restored to participants upon resumption of employment for 2004 and 2003 were approximately $130,388 and $194,940, respectively.

(j)                         Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund (Vanguard Index Trust 500 Portfolio Fund)

This fund’s objective is to replicate the total return of the Standard and Poor’s (“S&P”) 500 Index by investing in the stocks that make up the Index. The S&P 500 Index consists mainly of large companies and represents about 75% of the U.S. stock market value.

Diversified Bond Fund (PIMCO Total Return Admin Fund)

This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index. Investments may include government and corporate debt securities, mortgage and other asset backed securities, money market instruments and derivatives.

International Equity Fund (Templeton International Fund)

This fund’s investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

Small Cap Growth Fund (Vanguard Explorer Fund)

This fund seeks long-term growth of capital and dividend income. This fund invests primarily in the stocks of relatively small companies, making it a high-risk investment with potential for large rewards.

Global Equity Fund  (American Funds New Perspective)

This fund seeks long-term growth of capital. The fund invests primarily in stocks of U.S. companies, as well as developed European and Asian companies.

Small Cap Value Fund (Columbia Small Cap Value Fund)

This fund’s investment objective is long-term capital appreciation. This fund invests primarily in the stocks of companies that have market capitalization similar in size to those companies in the Russell 2000 Index.

Growth and Income Fund (J&W Seligman Large Cap Value Fund)

This fund seeks long-term capital growth and dividend income through participation in the stock market. The fund invests primarily in the common stock of U.S. based, well established medium to large size companies.

Large Cap Growth Fund (Columbus Circle Core Equity Fund)

This fund’s investment objective is long-term capital growth, through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the U.S. and that represent industries expected to outperform the stock market as a whole.

Conservative Lifestyle Fund (various managers)

This fund is for people who will need access to their money in less than five years. Approximately 70% of the fund is invested in fixed-income or low-risk investments. The remaining 30% is invested in stock-oriented mutual funds or moderate-risk investments.

Moderate Lifestyle Fund (various managers)

This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately 60% of the fund’s mix, the fund has more exposure to the fluctuations in the stock market than the Conservative Lifestyle Fund. The remaining 40% is invested in bonds.

Aggressive Lifestyle Fund (various managers)

This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, 80% of the fund is invested in stocks and the remaining 20% is invested in fixed-income securities.

CVS Corporation Common Stock Fund

This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401(k) Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS Common Stock. This fund seeks long-term growth and dividend income by purchasing shares of CVS Common Stock. Because the fund invests in only one company, it is considered a high-risk investment with potential for large rewards.

Investment Contract Fund (managed by State Street Bank & Trust Co.)

This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly-rated (AA or higher) insurance company and bank investment contracts.

(2)                     Summary of Significant Accounting Policies

(a)                           Basis of Presentation

The following table presents the breakdown of net assets available for plan benefits between the 401(k) Plan and the ESOP as of December 31, 2004 and 2003.

	December 31, 2004			December 31, 2003
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Assets:

Investments:
Guaranteed insurance contracts	$301,674,746	$—	$301,674,746	$241,321,011	$—	$241,321,011
Equities	562,791,141	445,699,000	1,008,490,141	406,004,091	403,497,635	809,501,726
Investments in pooled funds	662,723,013	—	662,723,013	539,632,551	—	539,632,551
Short-term investments	—	9,252,669	9,252,669	—	595,616	595,616
Loans to participants	48,213,063	—	48,213,063	39,865,574	—	39,865,574
	1,575,401,963	454,951,669	2,030,353,632	1,226,823,227	404,093,251	1,630,916,478

Receivables:
Interest	1,629,148	72,492	1,701,640	572,705	760	573,465
Dividends	3,252,255	—	3,252,255	2,616,372	—	2,616,372
Employer contributions	10,350,014	6,000	10,356,014	7,901,968	7,000	7,908,968
Employee contributions	11,975,371	—	11,975,371	8,531,981	—	8,531,981
	27,206,788	78,492	27,285,280	19,623,026	7,760	19,630,786
Total assets	1,602,608,751	455,030,161	2,057,638,912	1,246,446,253	404,101,011	1,650,547,264

Liabilities:
Notes payable	—	140,900,000	140,900,000	—	163,200,000	163,200,000
Accrued expenses and other liabilities	5,854,609	96,812	5,951,421	3,136,442	19,692	3,156,134
Total liabilities	5,854,609	140,996,812	146,851,421	3,136,442	163,219,692	166,356,134
Net assets available for plan benefits	$1,596,754,142	$314,033,349	$1,910,787,491	$1,243,309,811	$240,881,319	$1,484,191,130

The following table presents the net assets available for ESOP benefits separately, on an accrual basis, according to:

•                  The accounts of employees with rights to allocated stock (Allocated); and

•                  Stock not yet allocated to employees (Unallocated).

	December 31, 2004			December 31, 2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets

CVS Corporation Series One ESOP Convertible Preference Stock, at fair value (2,777,333 allocated and 1,496,238 unallocated shares in 2004 and 3,018,953 allocated and 1,808,632 unallocated shares in 2003)	$289,653,609	$156,045,391	$445,699,000	$252,329,142	$151,168,493	$403,497,635

Short-term investments, at fair value, and cash	9,251,565	1,104	9,252,669	594,526	1,090	595,616

Interest receivable	72,491	1	72,492	759	1	760

Employer contribution receivable	6,000	—	6,000	7,000	—	7,000

Total assets	298,983,665	156,046,496	455,030,161	252,931,427	151,169,584	404,101,011
Liabilities
Notes payable	—	140,900,000	140,900,000	—	163,200,000	163,200,000
Other payables	96,812	—	96,812	19,692	—	19,692
Total liabilities	96,812	140,900,000	140,996,812	19,692	163,200,000	163,219,692
Net assets/(liabilities) available for plan benefits	$298,886,853	$15,146,496	$314,033,349	$252,911,735	$(12,030,416)	$240,881,319

The following table presents the breakdown of the changes in net assets available for plan benefits between the 401(k) Plan and the ESOP for the years ended December 31, 2004 and 2003.

	Year ended December 31, 2004			Year ended December 31, 2003
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Investment activity:
Interest income	$11,876,901	$53,195	$11,930,096	$11,250,229	$35,423	$11,285,652
Dividend income	40,095,723	16,666,919	56,762,642	15,839,730	18,827,582	34,667,312
Realized gains/(losses)	40,632,479	10,790,096	51,422,575	(27,253,676)	1,503,785	(25,749,891)
Unrealized gains	91,400,267	71,762,075	163,162,342	213,797,717	124,884,434	338,682,151
Total investment activity	184,005,370	99,272,285	283,277,655	213,634,000	145,251,224	358,885,224

Contributions:
Employer contributions	41,378,089	19,538,575	60,916,664	32,351,062	41,171,647	73,522,709
Employee contributions	294,180,202	—	294,180,202	111,382,539	—	111,382,539
Total contributions	335,558,291	19,538,575	355,096,866	143,733,601	41,171,647	184,905,248
Interplan transfer of assets	15,318,338	(15,318,338)	—	—	—	—

Deductions:
Benefits paid to participants	158,052,958	13,643,608	171,696,566	60,959,416	8,978,591	69,938,007
Net loans issued/(repaid)	8,135,727	—	8,135,727	(338,431)	—	(338,431)
Interest expense	—	13,904,640	13,904,640	—	16,562,881	16,562,881
Administrative expenses	4,834,012	—	4,834,012	4,096,893	—	4,096,893
Other (credits)/deductions	10,414,971	2,792,244	13,207,215	(237,537)	2,321,345	2,083,808
Total deductions	181,437,668	30,340,492	211,778,160	64,480,341	27,862,817	92,343,158

Net increase for the year	353,444,331	73,152,030	426,596,361	292,887,260	158,560,054	451,447,314

Net assets beginning of the year	1,243,309,811	240,881,319	1,484,191,130	950,422,551	82,321,265	1,032,743,816
Net assets end of the year	$1,596,754,142	$314,033,349	$1,910,787,491	$1,243,309,811	$240,881,319	$1,484,191,130

The following table presents the changes in net assets available for ESOP benefits separately, on an accrual basis, according to:

•                  The accounts of employees with rights to allocated stock (Allocated); and

•                  Stock not yet allocated to employees (Unallocated).

	Year ended December 31, 2004			Year ended December 31, 2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions/(deductions):

Allocation of CVS Corporation Series One ESOP Convertible Preference Stock, at liquidation value (312,394 shares and 412,128 shares in 2004 and 2003, respectively)	$16,697,573	$(16,697,573)	$—	$22,028,232	$(22,028,232)	$—

Interest income	53,181	14	53,195	35,410	13	35,423
Dividend income	—	16,666,919	16,666,919	—	18,827,582	18,827,582
Realized gain	10,790,096	—	10,790,096	1,503,785	—	1,503,785
Unrealized gains	50,187,604	21,574,471	71,762,075	80,004,494	44,879,940	124,884,434
Employer contributions	854	19,537,721	19,538,575	12,236,349	28,935,298	41,171,647

Total additions	77,729,308	41,081,552	118,810,860	115,808,270	70,614,601	186,422,871
Deductions:
Benefits paid to participants	13,643,608	—	13,643,608	8,978,591	—	8,978,591
Interest expense	—	13,904,640	13,904,640	—	16,562,881	16,562,881
Administrative expenses	—	—	—	—	—	—
Miscellaneous	2,792,244	—	2,792,244	2,321,345	—	2,321,345
Transfer of assets to 401(k) Plan	15,318,338	—	15,318,338	—	—	—
Total deductions	31,754,190	13,904,640	45,658,830	11,299,936	16,562,881	27,862,817
Net increase for the year	45,975,118	27,176,912	73,152,030	104,508,334	54,051,720	158,560,054

Net assets/(liabilities) available for plan benefits:
Beginning of the year	252,911,735	(12,030,416)	240,881,319	148,403,401	(66,082,136)	82,321,265
End of the year	$298,886,853	$15,146,496	$314,033,349	$252,911,735	$(12,030,416)	$240,881,319

(b)                       Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2004 and 2003 is based on the fair value of the underlying funds except for guaranteed insurance contracts which are valued at contract value.  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses and the mix of assets in the respective fund. The fair value for the guaranteed insurance contracts at December 31, 2004 and 2003 was $307,357,091 and $253,642,162, respectively. The average yield for 2004 and 2003 was 4.50% and 5.18%, respectively.

Short-term investments, which consist primarily of cash and cash equivalents, and loans to participants, are at fair value.

The ESOP portion of the Plan invests its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock is carried at the higher of the cash liquidation value of $53.45 or 2.314 times the market value of an equivalent share of CVS Common Stock. The market value of CVS Common Stock was $45.07 and $36.12 per share at December 31, 2004 and 2003, respectively.

(c)                        Benefits Paid

Benefits are recorded when paid.

(d)                       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(e)                        Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)                        Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(g)                     Investment Income

Dividend and interest income is recorded when earned.

(3)                     Loans to Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount, which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months.

The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate plus 1%.

(4)                     Investment Policy

At December 31, 2004 and 2003, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in note 1(j) based on Employee’s elections. The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the Plan year or the change in its fair value during the Plan year. During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) experienced net appreciation (depreciation) as follows:

	2004		2003
	Realized	Unrealized	Realized	Unrealized

401(k) Plan	$40,632,479	$91,400,267	$(27,253,676)	$213,797,717
ESOP	10,790,096	71,762,075	1,503,785	124,884,434
	$51,422,575	$163,162,342	$(25,749,891)	$338,682,151

(5)                     Plan Termination and Related Commitments

Although it has not expressed any intention to do so, CVS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If CVS terminates the Plan, all participants in the Plan become fully vested.

(6)                     Federal Income Taxes

The Plan is qualified pursuant to Section 401(a) and 4975(e)(7) of the Code and the trust established under the Plan to hold the Plan’s assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan’s sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

(7)                     Investment Valuation

The following table presents the total investments of the Plan segregated by investment type. Investments that represent 5% or more of the fair value of the Plan’s assets are marked by an asterisk (*).

	2004		2003

Mutual funds:
Vanguard Index Trust 500 Portfolio Fund	$234,907,140	*	$193,312,186	*
PIMCO Total Return Admin Fund	140,783,917	*	109,949,606	*
Templeton International Fund	103,231,760	*	71,811,410
Invesco Small Company Growth Fund	—		27,886,504
Vanguard Explorer Fund	30,686,166		—
American Funds New Perspective	56,143,426		41,011,865
Columbia Small Cap Value Fund	173,930,647	*	128,283,547	*
J & W Seligman Large Cap Value Fund	201,534,223	*	146,744,822	*
Columbus Circle Core Equity Fund	202,430,997	*	170,750,479	*
CVS Corporation Common Stock Fund	4,233,490		768,679
CVS Corporation Common Stock	76,555,252		54,802,293
Commingled Fund	1,077,136		315,251
	1,225,514,154		945,636,642

Loans to participants	48,213,063		39,865,574
Guaranteed insurance contracts	301,674,746	*	241,321,011	*

Allocated: CVS Corp Series One ESOP Convertible Stock	289,653,609	*	252,329,142	*
Short-term investments	9,251,565		594,525
Unallocated: CVS Corp Series One ESOP Convertible Stock	156,045,391	*	151,168,493	*
Short-term investments	1,104		1,091

	$2,030,353,632		$1,630,916,478

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP

PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year)

December 31, 2004

	Par value/	Identity
	number of	Of			Fair
Fund	shares	Investment	Description	Cost	value

Loans to participants	—	Loans to participants*	Prime plus 1% at loan request date	$—	$48,213,063
Commingled	1,074,263	Bank of New York*	Collective Short-Term Investment
			Fund Non-Discretionary	1,074,263	1,074,263
	64	Comcast Corp	Common Stock	—	2,130
	39	AT&T Corp.	Common Stock	—	743
		Commingled Subtotal			1,077,136

Lifestyle Conservative Fund	98,059	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	9,715,233	10,856,142
	1,238,406	PIMCO Total Return Admin Fund	Mutual Fund	13,255,270	13,213,797
	23,769,299	State Street Bank	Various GICs held at State Street; due 9/15/05	23,769,299	23,769,299
		Lifestyle Conservative Fund Subtotal			47,839,238

Lifestyle Moderate Fund	179,229	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	18,224,121	19,842,473
	3,620,709	PIMCO Total Return Admin Fund	Mutual Fund	38,596,030	38,632,967
	1,104,355	Templeton International Fund	Mutual Fund	10,983,145	13,583,567
	724,073	Columbia Small Cap Value Fund	Mutual Fund	11,106,359	13,598,097
	12,869,132	State Street Bank	Various GICs held at State Street; due 9/15/05	12,869,132	12,869,132
		Lifestyle Moderate Fund Subtotal			98,526,236

See accompanying report of independent registered public accounting firm.

	Par value/	Identity
	number of	of			Fair
Fund	shares	issue	Description	Cost	value

Lifestyle Aggressive Fund	142,960	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	$176,454,874	$15,827,102
	2,888,270	PIMCO Total Return Admin Fund	Mutual Fund	30,780,596	30,817,846
	1,981,789	Templeton International Fund	Mutual Fund	19,634,003	24,376,013
	2,598,230	Columbia Small Cap Value Fund	Mutual Fund	39,611,270	48,794,756
		Lifestyle Aggressive Fund Subtotal			119,815,717

International Equity Fund	5,306,681	Templeton International Fund	Mutual Fund	56,285,729	65,272,180

Core Equity Fund	1,701,576	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	176,454,390	188,381,425

Growth & Income Fund	5,507,066	J & W Seligman Large Cap Value	Mutual Fund	166,180,326	201,065,464
	468,759	Bank of New York*	Collective Short-Term Invest. Fund Non-Discretionary	468,759	468,759
		Growth & Income Fund Subtotal			201,534,223

Large Cap Growth Fund	4,734,500	Columbus Circle Core Equity Fund	Mutual Fund	159,727,464	196,029,725
	6,401,272	Bank of New York*	Collective Short-Term Invest. Fund Non-Discretionary	6,401,272	6,401,272
		Large Cap Growth Fund Subtotal			202,430,997

Small Cap Growth Fund	442,036	Vanguard Explorer Fund	Mutual Fund	27,797,371	30,686,166

Diversified Bond Fund	5,446,982	PIMCO Total Return Admin Fund	Mutual Fund	58,596,778	58,119,307

Small Cap Value Fund	5,939,179	Columbia Small Cap Value Fund	Mutual Fund	94,418,654	111,537,792

Large Cap Blend Fund	2,026,107	American Funds New Perspective	Mutual Fund	48,903,388	56,143,426

Investment Contract Fund	265,036,315	State Street Bank	Various GICs held at State Street due; 09/15/05	265,036,315	265,036,315

See accompanying report of independent registered public accounting firm.

	Par value/	Identity
	number of	of			Fair
Fund	shares	issue	Description	Cost	value

CVS Corporation Common Stock Fund	3,362,084	CVS Corporation Common Stock Fund*	Common Stock	$3,362,084	$3,356,183
	877,307	Bank of New York*	Collective Short-Term Investment Fund Non-Discretionary	877,307	877,307
		CVS Stock Fund Subtotal			4,233,490

CVS Corporation Common Stock	1,675,334	CVS Corporation Common Stock*	CVS Corporation Common Stock	58,897,552	75,507,303
	1,047,949	Bank of New York*	Collective Short-Term Investment Fund Non- Discretionary	1,047,949	1,047,949
		CVS Corporation Common Stock Subtotal			76,555,252

Allocated CVS Corp Series One ESOP Convertible Preference Stock	2,777,333	ESOP Preference Stock*	ESOP Preference Stock	148,591,109	289,653,609
Allocated Short-Term Investments	9,251,565		Collective Short-Term Investment Fund	9,251,565	9,251,565

Unallocated CVS Corp Series One ESOP Convertible Preference Stock	1,497,340	ESOP Preference Stock*	ESOP Preference Stock	79,973,905	156,045,391
Unallocated Short-Term Investments	1,104		Collective Short-Term Investment Fund	1,104	1,104

					$2,030,353,632

*Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Date: June 24, 2005	By:	/s/ David B. Rickard
David B. Rickard
Senior Executive and Financial Member of the Plan Committee

EXHIBIT INDEX

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm